FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2006,

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-       ]

NATIONAL BANK OF GREECE

Press Release

As it is known, in the context of its share capital increase finalized on 11 July 2006, National Bank of Greece, according to the relevant reference included in its Prospectus regarding the increase, stated that “it intends to take the legal steps necessary for the return of surplus capital, which will apply to all its shareholders, at the time of such return, in the event that the acquisition of 46% of the ordinary shares and 100% of the founder shares of Finansbank is not completed or the number of shareholders, that will respond to the Public Tender Offer, insofar as it is carried out, is substantially less than the number required to acquire 90.3% of Finansbank or the Group’s aspirations for further acquisitions in the region do not materialize”.

In view of the fact that of the said three conditions to be explored for the Bank to proceed to the legal steps necessary for the return of surplus capital the condition regarding the completion of the acquisition of 46% of the ordinary shares and 100% of the founder shares of Finansbank has been satisfied, the press publications to the effect that the Bank is about to authorize commencement of the procedures for the return of capital bear no relation to reality.

Investors are reminded that the decision by the Turkish competent regulatory authorities as regards the carrying out of the Public Tender Offer to the minority shareholders of Finansbank is still pending. Whether or not capital will be returned to shareholders shall be determined by the outcome of the Public Tender Offer and the achievement of the Group’s pursuits and expectations for further acquisitions in the broader region.

In any case, in accordance with the law this decision requires the approval of the General Meeting of Shareholders. Accordingly rumours discounting future events (such as the outcome of the Public Tender Offer, further acquisitions) or the desire of shareholders are obviously unfounded.

Accordingly, the Bank is not responsible for investment decisions taken on the basis of unconfirmed information or evidently groundless speculations.

It is noted that the Bank’s Management remains committed to its goal of delivering value to its shareholders, believing that its principal duty is to secure the highest possible returns on the funds it has been entrusted with. For this purpose, Management is obliged to exploit every opportunity for the productive and profitable investment of its shareholders’ funds.

In line with its long-standing practice, the Bank will inform the investors reliably, impartially and responsibly of any significant business initiative it may take regarding this matter, respecting its relevant obligations arising from the current regulatory framework in Greece and the US.

Athens, 27 December 2006

NATIONAL BANK OF GREECE

Press Release

Completion of NBG´s Public Tender Offer to the minority shareholders of Finans
Leasing and Finans Investment Trust, subsidiaries of Finansbank A.S.

Further to the Press Release of 8 December 2006, entitled “Public Tender Offer to the minority shareholders of Finans Leasing and Finans Investment Trust, subsidiaries of Finansbank”, National Bank of Greece announces the following for the information of investors:

Following the acquisition of a 46% stake of the ordinary shares and a 100% stake of the founder shares of Finansbank A.S., which was completed on 18.08.2006, and pursuant to the provisions of the Turkish Law, National Bank of Greece proceeded with the public tender offer to the minority shareholders of Finans Leasing and Finans Investment Trust, subsidiaries of Finansbank A.S.

The duration of the public tender offer was set at 15 days, from 11/12/2006 through 25/12/2006.

As a result of the said public offer, National Bank of Greece acquired 191,154,281 shares of Finans Leasing, of a total value of 7,588,824.96 YTL, representing 2.55% of its total share capital and 72,304,160 shares of Finans Investment Trust, of a total value of 1,048,410.32 YTL, representing 5.30% of its total share capital.

Athens, 29 December, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 29th December, 2006	Ioannis Pehlivanidis
Vice Chairman - Deputy Chief Executive Officer